Exhibit 99.1

Silicon Motion Announces Results for the Period Ended June 30, 2024

NEWS RELEASE

Business Highlights

•	Second quarter of 2024 sales increased 11% Q/Q and increased 50% Y/Y

•	SSD controller sales: 2Q of 2024 increased 0% to 5% Q/Q and increased 25% to 30% Y/Y

•	eMMC+UFS controller sales: 2Q of 2024 increased 25% to 30% Q/Q and increased 190% to 195% Y/Y

•	SSD solutions sales: 2Q of 2024 increased 20% to 25% Q/Q and decreased 5% to 10% Y/Y

Financial Highlights

	2Q 2024 GAAP	2Q 2024 Non-GAAP
• Net sales	$210.7 million (+11% Q/Q, +50% Y/Y)	$210.7 million (+11% Q/Q, +50% Y/Y)
• Gross margin	45.9%	46.0%
• Operating margin	14.6%	16.5%
• Earnings per diluted ADS	$0.91	$0.96

TAIPEI, Taiwan and MILPITAS, Calif., August 2, 2024 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion,” the “Company” or “we”) today announced its financial results for the quarter ended June 30, 2024. For the second quarter of 2024, net sales (GAAP) increased sequentially to $210.7 million from $189.3 million in the first quarter of 2024. Net income (GAAP) increased to $30.8 million, or $0.91 per diluted American Depositary Share of the Company (“ADS”) (GAAP), from net income (GAAP) of $16.0 million, or $0.48 per diluted ADS (GAAP), in the first quarter of 2024.

For the second quarter of 2024, net income (non-GAAP) increased to $32.5 million, or $0.96 per diluted ADS (non-GAAP), from net income (non-GAAP) of $21.6 million, or $0.64 per diluted ADS (non-GAAP), in the first quarter of 2024.

All financial numbers are in U.S. dollars unless otherwise noted.

Second Quarter of 2024 Review

“Our business was strong in the second quarter of 2024, with revenue above the high-end of our guided range and gross margins at the high-end of expectations,” said Wallace Kou, President and CEO of Silicon Motion. “Our SSD controller revenue increased for the fifth consecutive quarter and strength from our eMMC and UFS business accelerated as smartphone OEMs build in anticipation for a seasonally stronger second half and modest handset industry growth this year. The first half of the year was a strong start to 2024, and we remain confident that our increasing share with flash makers and expanding product portfolio will continue to grow our business and profitability throughout this year.”

Key Financial Results

(in millions, except percentages and per ADS amounts)	GAAP			Non-GAAP
	2Q 2024	1Q 2024	2Q 2023	2Q 2024	1Q 2024	2Q 2023
Revenue	$210.7	$189.3	$140.4	$210.7	$189.3	$140.4
Gross profit Percent of revenue	$96.8 45.9%	$85.1 45.0%	$56.4 40.2%	$96.8 46.0%	$85.2 45.0%	$59.7 42.5%
Operating expenses	$66.0	$67.2	$54.6	$62.1	$62.5	$48.0
Operating income Percent of revenue	$30.7 14.6%	$18.0 9.5%	$1.8 1.3%	$34.7 16.5%	$22.6 12.0%	$11.7 8.3%
Earnings per diluted ADS	$0.91	$0.48	$0.33	$0.96	$0.64	$0.38

Other Financial Information

(in millions)	2Q 2024	1Q 2024	2Q 2023
Cash, cash equivalents, restricted cash and short-term investments—end of period	$343.6	$349.3	$305.0
Routine capital expenditures	$6.3	$5.0	$4.3
Dividend payments	$16.8	$16.8	—

During the second quarter of 2024, we had $10.4 million of capital expenditures, including $6.3 million for the routine purchase of testing equipment, software, design tools and other items, and $4.1 million for building construction in Hsinchu.

Business Outlook

“Our new programs with our flash maker customers are expected to further scale throughout this year as the move to increase outsourcing continues to build the foundation for the long-term revenue and profitability growth of our business,” said Wallace Kou, President and CEO of Silicon Motion. “Our highly differentiated controller solutions for PCs and smartphones deliver high performance, higher density and lower cost solid state storage to enable cutting edge applications such as AI-at-the-edge. Despite the softness in the retail SSD market that is evident across the industry, we are confident that we can achieve our previous full-year outlook based on the ongoing strength of our growing NAND OEM business.”

For the third quarter of 2024, management expects:

($ in millions)	GAAP	Non-GAAP Adjustment	Non-GAAP
Revenue	$205 to $216 -2.5% to +2.5% Q/Q +19% to 25% Y/Y	—	$205 to $216 -2.5% to +2.5% Q/Q +19% to 25% Y/Y
Gross margin	46.0% to 47.0%	Approximately $0.1*	46.0% to 47.0%
Operating margin	10.7% to 12.3%	Approximately $6.4 to $7.4**	14.3% to 15.3%

*	Projected gross margin (non-GAAP) excludes $0.1 million of stock-based compensation.
**	Projected operating margin (non-GAAP) excludes $6.4 million to $7.4 million of stock-based compensation and dispute related expenses.

For the full year 2024, management expects:

($ in millions)	GAAP	Non-GAAP Adjustment	Non-GAAP
Revenue	$800 to $830 +25% to 30% Y/Y	—	$800 to $830 +25% to 30% Y/Y
Gross margin	45.9% to 46.9%	Approximately $0.6*	46.0% to 47.0%
Operating margin	10.9% to 13.3%	Approximately $29.0 to $31.0**	14.8% to 16.8%

*	Projected gross margin (non-GAAP) excludes $0.6 million of stock-based compensation and restructuring charge.
**	Projected operating margin (non-GAAP) excludes $29.0 million to $31.0 million of stock-based compensation, dispute related expenses, restructuring charge and loss from settlement of litigation.

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00 am Eastern Time on August 2, 2024.

Conference Call Details

Participants must register in advance to join the conference call using the link provided below. Conference access information (including dial-in information and a unique access PIN) will be provided in the email received upon registration.

Participant Online Registration:

https://register.vevent.com/register/BI2fe7e6f51a2f41b7963f31ce9f2d38ce

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation and other items, including gross profit (non-GAAP), operating expenses (non-GAAP), operating income (non-GAAP), net income (non-GAAP), and earnings per diluted ADS (non-GAAP). These non-GAAP measures are not in accordance with or an alternative to GAAP and may be different from similarly-titled non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because they are consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

–	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

–	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

–	a better understanding of how management plans and measures the Company’s underlying business; and

–	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

Restructuring charges relate to the restructuring of our underperforming product lines, principally the write-down of NAND flash, embedded DRAM and SSD inventory valuation and severance payments.

M&A transaction expenses consist of legal, financial advisory and other fees related to the transaction.

Dispute related expenses consist of legal, consultant and other fees related to the dispute.

Loss from settlement of litigation relates to an expense accrued in connection with a settlement of a lawsuit.

Foreign exchange loss (gain) consists of translation gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Unrealized holding loss (gain) on investments relates to the net change in fair value of long-term investments.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For Three Months Ended			For the Six Months Ended
	Jun. 30,	Mar. 31,	Jun. 30,	Jun. 30,	Jun. 30,
	2023	2024	2024	2023	2024
	($)	($)	($)	($)	($)
Net Sales	140,361	189,311	210,670	264,430	399,981
Cost of sales	83,938	104,191	113,893	155,704	218,084

Gross profit	56,423	85,120	96,777	108,726	181,897
Operating expenses
Research & development	41,336	54,392	50,788	76,186	105,180
Sales & marketing	7,248	6,304	6,777	13,853	13,081
General & administrative	6,021	6,474	7,215	11,384	13,689
Loss from settlement of litigation	—	—	1,250	—	1,250

Operating income	1,818	17,950	30,747	7,303	48,697
Non-operating income (expense)
Interest income, net	2,736	3,066	4,175	4,546	7,241
Foreign exchange gain (loss), net	1,223	588	245	1,461	833
Unrealized holding gain(loss) on investments	6,135	(1,608)	1,855	10,881	247

Subtotal	10,094	2,046	6,275	16,888	8,321

Income before income tax	11,912	19,996	37,022	24,191	57,018
Income tax expense (benefit)	868	3,980	6,201	2,997	10,181

Net income	11,044	16,016	30,821	21,194	46,837

Earnings per basic ADS	0.33	0.48	0.92	0.64	1.39
Earnings per diluted ADS	0.33	0.48	0.91	0.63	1.39
Margin Analysis:
Gross margin	40.2%	45.0%	45.9%	41.1%	45.5%
Operating margin	1.3%	9.5%	14.6%	2.8%	12.2%
Net margin	7.9%	8.5%	14.6%	8.0%	11.7%
Additional Data:
Weighted avg. ADS equivalents	33,409	33,508	33,684	33,292	33,596
Diluted ADS equivalents	33,438	33,701	33,697	33,410	33,687

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For Three Months Ended			For the Six Months Ended
	Jun. 30,	Mar. 31,	Jun. 30,	Jun. 30,	Jun. 30,
	2023	2024	2024	2023	2024
	($)	($)	($)	($)	($)
Gross profit (GAAP)	56,423	85,120	96,777	108,726	181,897
Gross margin (GAAP)	40.2%	45.0%	45.9%	41.1%	45.5%
Stock-based compensation (A)	71	72	14	206	86
Restructuring charges	3,222	—	46	3,259	46
Gross profit (non-GAAP)	59,716	85,192	96,837	112,191	182,029
Gross margin (non-GAAP)	42.5%	45.0%	46.0%	42.4%	45.5%
Operating expenses (GAAP)	54,605	67,170	66,030	101,423	133,200
Stock-based compensation (A)	(2,359)	(3,093)	(371)	(7,709)	(3,464)
M&A transaction expenses	(1,548)	—	—	(2,185)	—
Dispute related expenses	—	(1,532)	(2,277)	—	(3,809)
Restructuring charges	(2,664)	—	—	(3,920)	—
Loss from settlement of litigation	—	—	(1,250)	—	(1,250)
Operating expenses (non-GAAP)	48,034	62,545	62,132	87,609	124,677
Operating profit (GAAP)	1,818	17,950	30,747	7,303	48,697
Operating margin (GAAP)	1.3%	9.5%	14.6%	2.8%	12.2%
Total adjustments to operating profit	9,864	4,697	3,958	17,279	8,655
Operating profit (non-GAAP)	11,682	22,647	34,705	24,582	57,352
Operating margin (non-GAAP)	8.3%	12.0%	16.5%	9.3%	14.3%
Non-operating income (expense) (GAAP)	10,094	2,046	6,275	16,888	8,321
Foreign exchange loss (gain), net	(1,223)	(588)	(245)	(1,461)	(833)
Unrealized holding loss (gain) on investments	(6,135)	1,608	(1,855)	(10,881)	(247)
Non-operating income (expense) (non-GAAP)	2,736	3,066	4,175	4,546	7,241
Net income (GAAP)	11,044	16,016	30,821	21,194	46,837
Total pre-tax impact of non-GAAP adjustments	2,506	5,717	1,858	4,937	7,575
Income tax impact of non-GAAP adjustments	(965)	(147)	(218)	(2,383)	(365)
Net income (non-GAAP)	12,585	21,586	32,461	23,748	54,047
Earnings per diluted ADS (GAAP)	$0.33	$0.48	$0.91	$0.63	$1.39
Earnings per diluted ADS (non-GAAP)	$0.38	$0.64	$0.96	$0.71	$1.60
Shares used in computing earnings per diluted ADS (GAAP)	33,438	33,701	33,697	33,410	33,687
Non-GAAP adjustments	115	26	18	141	23
Shares used in computing earnings per diluted ADS (non-GAAP)	33,553	33,727	33,715	33,551	33,710
(A) Excludes stock-based compensation as follows:
Cost of sales	71	72	14	206	86
Research & development	1,315	2,143	94	5,183	2,237
Sales & marketing	435	347	173	976	520
General & administrative	609	603	104	1,550	707

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands, unaudited)

	Jun. 30,	Mar. 31,	Jun. 30,
	2023	2024	2024
	($)	($)	($)
Cash and cash equivalents	249,830	294,814	289,175
Accounts receivable (net)	166,020	186,154	191,692
Inventories	250,524	253,316	240,811
Refundable deposits – current	49,480	49,610	51,036
Prepaid expenses and other current assets	15,916	17,944	31,460

Total current assets	731,770	801,838	804,174
Long-term investments	19,767	15,489	17,301
Property and equipment (net)	156,962	174,420	179,550
Other assets	38,077	32,529	29,121

Total assets	946,576	1,024,276	1,030,146

Accounts payable	12,529	64,810	36,411
Income tax payable	31,272	10,702	14,103
Accrued expenses and other current liabilities	78,771	135,425	134,947

Total current liabilities	122,572	210,937	185,461
Other liabilities	64,562	59,883	60,182

Total liabilities	187,134	270,820	245,643
Shareholders’ equity	759,442	753,456	784,503

Total liabilities & shareholders’ equity	946,576	1,024,276	1,030,146

Silicon Motion Technology Corporation

Condensed Consolidated Statements of Cash Flows

(in thousands, unaudited)

	For Three Months Ended			For the Six Months Ended
	Jun. 30,	Mar. 31,	Jun. 30,	Jun. 30,	Jun. 30,
	2023	2024	2024	2023	2024
	($)	($)	($)	($)	($)
Net income	11,044	16,016	30,821	21,194	46,837
Depreciation & amortization	5,381	5,608	5,802	10,989	11,411
Stock-based compensation	2,430	3,165	385	7,915	3,550
Investment losses (gain) & disposals	(5,945)	1,608	(1,855)	(10,691)	(247)
Changes in operating assets and liabilities	23,134	(18,586)	(13,660)	13,609	(32,246)

Net cash provided by operating activities	36,044	7,811	21,493	43,016	29,305

Purchase of property & equipment	(10,085)	(10,749)	(10,427)	(23,635)	(21,176)

Net cash used in investing activities	(10,085)	(10,749)	(10,427)	(23,635)	(21,176)

Dividend payments	(15)	(16,808)	(16,820)	(15)	(33,629)

Net cash used in financing activities	(15)	(16,808)	(16,820)	(15)	(33,629)

Net increase (decrease) in cash, cash equivalents & restricted cash	25,944	(19,746)	(5,754)	19,366	(25,500)
Effect of foreign exchange changes	(1,273)	35	86	(1,450)	121
Cash, cash equivalents & restricted cash—beginning of period	280,300	368,990	349,279	287,055	368,990

Cash, cash equivalents & restricted cash—end of period	304,971	349,279	343,611	304,971	343,611

About Silicon Motion:

We are the global leader in supplying NAND flash controllers for solid state storage devices. We supply more SSD controllers than any other company in the world for servers, PCs and other client devices and are the leading merchant supplier of eMMC and UFS embedded storage controllers used in smartphones, IoT devices and other applications. We also supply customized high-performance hyperscale data center and specialized industrial and automotive SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from one or more customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; the impact of inflation on our business and customer’s businesses and any effect this has on economic activity in the markets in which we operate; the functionalities and performance of our information technology (“IT”) systems, which are subject to cybersecurity threats and which support our critical operational activities, and any breaches of our IT systems or those of our customers, suppliers, partners and providers of third-party licensed technology; the effects on our business and our customer’s business taking into account the ongoing U.S.-China tariffs and trade disputes; the uncertainties associated with any future global or regional pandemic; the continuing tensions between Taiwan and China including enhanced military activities; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; supply chain disruptions that have affected us and our industry as well as other industries on a global basis; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors and any announced planned increases in such dividends; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in the products we sell given the current raw material supply shortages being experienced in our industry; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; any potential impairment charges that may be incurred related to businesses previously acquired or divested in the future; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the U.S. Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 30, 2024. Other than as required under the securities laws, we do not intend, and do not undertake any obligation to, update or revise any forward-looking statements, which apply only as of the date of this press release.

Silicon Motion Investor Contacts:
Tom Sepenzis	Selina Hsieh
Senior Director of IR & Strategy	Investor Relations
tsepenzis@siliconmotion.com	ir@siliconmotion.com

Media Contact:

Dan Scorpio, H/Advisors Abernathy

Dan.scorpio@h-advisors.global